PW

SEC
Mail Processing
Section

MAR 1 7 2011

Washington, DC
105

SI 11019193 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoNow Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th Floor
(No. and Street)

Los Angeles,	California	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitch Lee Whitenack (323) 466-6948
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Mitch Lee Whitenack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GS/ Finacial and Operations Principal

Title

Notary Public

JULI DODD
Comm. # 1875837
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Exp. Jan. 17, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Mitch Lee Whitenack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GS/ Finacial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GONOW SECURITIES, INC.

REPORT PURSUANT TO RULE 17A-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010

GONOW SECURITIES, INC.
TABLE OF CONTENTS

Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
GoNow Securities, Inc.

We have audited the accompanying statement of financial condition of GoNow Securities, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoNow Securities, Inc. as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
March 1, 2011

GoNow Securities, Inc.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	50,760
Prepaid and other current assets		2,173
	$	52,933

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	375
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 6,000,000 shares authorized, 1,001,000 shares issued and outstanding		1,001
Additional paid-in capital		613,786
Accumulated (deficit)		(562,229)
		52,558
	$	52,933

The accompanying notes are an integral part of these financial statements.

GoNow Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2010

REVENUE	
Interest income	$ 159
EXPENSES	
Professional fees	12,843
FINRA fees & assessments	11,405
Rent	9,623
Telephone	3,575
Bad debts expense	3,299
Office supplies	2,675
Automobile expense	1,931
Repairs and maintenance	1,500
Office equipment	901
License and registration	883
Insurance	863
Bank charges	755
Postage and delivery	614
Project costs	611
Printing fees	266
Total expenses	51,744
NET (LOSS)	$ (51,585)

The accompanying notes are an integral part of these financial statements.

GoNow Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2010

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Accumulated (Deficit)	Stockholders' Equity
Balance, January 1, 2010	1,000,000	$ 1,000	$ 554,742	$ (510,644)	$ 45,098
Contributed capital	1,000	1	59,044	-	59,045
Net (loss)	-	-	-	(51,585)	(51,585)
Balance, December 31, 2010	1,001,000	$ 1,001	$ 613,786	$ (562,229)	$ 52,558

The accompanying notes are an integral part of these financial statements.

GoNow Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

OPERATING ACTIVITIES		
Net (loss)	$	(51,585)
Changes in:		
Prepaid and other current assets		(2,173)
Accounts payable and accrued expenses		(217)
Net cash (used in) operating activities		(53,975)
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Stockholder's contributions		59,045
Net cash provided by financing activities		59,045
NET INCREASE IN CASH		5,070
CASH AT BEGINNING OF YEAR		45,690
CASH AT END OF YEAR	$	50,760
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

GONOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - GENERAL AND ORGANIZATION

GoNow Securities, Inc. ("the Company") was organized in July 2000 as a Nevada corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's FINRA Rule 1017 Continuing Membership Application ("CMA") was approved in April 2005.

The Company has engaged in a limited securities business specifically, mutual fund retailer by application, broker or dealer selling variable life insurance or annuities, solicitor of time deposits in financial institutions and private placements of securities as restricted by the Membership Agreement. In order to resume the Company's securities business, the Company now has two principals, a registered representative and a financial and operations principal, each of whom joined the Company in 2008, in order to meet the two principal amendment to the Company's Membership Agreement on July 2, 2007. FINRA's approval for the Company to resume a fully disclosed general securities business is currently pending.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits in banks, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The commission income and expenses derived from customers' accounts are reported on a trade date basis.

Revenue Recognition

Private placement fees are recognized at the time the private placement fees are earned by the Company under the terms of the contracts entered into with the issuer and are generally not recorded until payment is received.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's insured cash balances are subject to the general deposit rules of the Federal Deposit Insurance Corporation ("FDIC") which temporarily provides for increased coverage from $100,000 to $250,000 per customer per institution. The $250,000 coverage level is set to expire and be reduced to $100,000 after December 31, 2013.

NOTE 4 – DUE FROM FORMER OFFICER

In 2003 there was a misappropriation of funds by the Company's former President. The matter has been investigated and had been referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectibility.

NOTE 5 – OTHER CURRENT ASSETS

The Company's previous management team engaged in fully disclosed securities business between December 2006 and 2007. The Company placed $10,000 as Proprietary Accounts of Introducing Brokers ("PAIB") on deposit with North American Clearing, Inc. ("NACI") of Longwood, Florida, as its clearing correspondent. NACI became insolvent and was subjected to the Securities Investor Protection Corporation ("SIPC") receivership and liquidation in late 2007. The Company has filed a claim with the SIPC trustee to seek the return of the $10,000 placed in PAIB deposit and any additional interest that has accrued. However, management believes that it will be able to collect a lesser amount of $2,000 from the bankruptcy estate of NACI.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule I 5c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $50,385 which was $45,385 greater than its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.74% to 1.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company's daily operations were entirely funded by its majority owner, which is reflected as capital contributions of $59,045 in the accompanying financial statements.

NOTE 8 – SUBSEQUENT EVENT

Management of the Company has evaluated all subsequent transactions through the date the financial statements are available to be issued. It has determined that there are no subsequent events that require disclosure.

GoNow Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Stockholders' Equity	$	52,558
Less: Total non-allowable assets		2,173
Net Capital before haircuts on securities		50,385
Haircuts on securities		-
Net Capital	$	50,385
Computation of basic net capital requirement		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	45,385
Computation of aggregate Indebtedness		
Total aggregate indebtedness - specified liabilities	$	375
Total aggregate indebtedness	$	375
Ratio aggregate indebtedness to net capital		0.74%
Net Capital as reported on the Company's FOCUS Report Part IIA (unaudited) as of December 31, 2010:	$	53,683

Reconciliation of the Computation of Net Capital with the Computations Included in Part IIA on Form X-17a-5

Net capital as reported by registrant in Part IIA on Form X-17A-5 (unaudited)	$	53,683
Audit adjustments:		
Receivable from clearing broker dealers written off		(3,298)
Total capital as reported on Schedule I	$	50,385

The above net audit adjustments reconcile the Company's calculation of net capital as reflected on the unaudited Form 17a-5 Part IIA.

GoNow Securities, Inc.
Schedule III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2010

See Independent Auditors' Report

Statement of Exemption from Compliance Under Rule 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2010.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors of
GoNow Securities, Inc.

In planning and performing our audit of the financial statements of GoNow Securities, Inc. ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Schenkein, LLP

Denver, Colorado
March 1, 2011

FedEx

Shipment Receipt

Address Information

Ship to:
Mitch Lee Whitenack
GoNow Securities, Inc.
3580 WILSHIRE BLVD
FL 17

LOS ANGELES, CA
90010-2518
US
323-466-6948

Ship from:
Diana Erkander
StarkSchenkein, LLP
3600 S. Yosemite Street,
Suite 600

DENVER, CO
80237
US
3036946700

Shipping Information
Tracking number: 796843953720
Ship date: 03/08/2011
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FINRA
Financial Industry Regulatory Authority

February 25, 2011

Mitch Whitenack
FINOP
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

RECEIVED
BY DATE Feb 28, 2011

RE: GoNow Securities, Inc. Annual Audit

Dear Mr. Whitenack:

In reply to your letter dated February 24, 2011, please be advised that your request for an extension of time in which to file GoNow Securities, Inc.'s annual audited financial report as of December 31, 2010, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of 10 business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2010 **on or before March 15, 2011** could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Robert Lettice
Senior Regulatory Coordinator

copy to: Herani Dansamo
FINRA
Department of Financial Operations Policy
Fax: 240-386-5172

SEC Regional office
Attn: Cindy Wong
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648
Fax: 323-965-3815

RECEIVED
BY DATE Feb 28, 2011

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

500 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

FINRA
Financial Industry Regulatory Authority

Mitch Whitenack
FINOP
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

RECEIVED
BY DATE Feb 28, 2011

9001082518 C047